Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the quarter ended September 30, 2012 under IFRS

Wipro Records 24% YoY Growth in Net Income in the quarter

Bangalore, India and East Brunswick, New Jersey, USA – November 2, 2012 — Wipro Limited (NYSE:WIT) today announced financial results under International Financial Reporting Standards (IFRS) for its second quarter ended September 30, 2012.

Highlights of the Results:

Results for the Quarter ended September 30, 2012:

•	Total Revenues were 106.57 billion ($2.01 billion1), an increase of 17% YoY.

•	Net Income was 16.11 billion ($304 million1), an increase of 24% YoY. Non-GAAP Adjusted Net Income was 15.98 billion ($302 million1), an increase of 22% YoY.

•	IT Services Revenue was $1,541 million, a sequential increase of 1.7% and YoY increase of 4.6%.

•	Non-GAAP constant currency IT Services Revenue in dollar terms was $1,535 million, within our guidance range of $1,520 million to $1,550 million.

•	IT Services Revenues in Rupee terms was 83.73 billion ($1,582 million1), an increase of 23% YoY.

•	IT Services Earnings Before Interest and Tax (EBIT) was 17.31 billion ($327 million1), an increase of 27% YoY.

•	Operating Income to Revenue for IT Services was 20.7% for the quarter.

Performance for the quarter ended September 30, 2012

Azim Premji, Chairman of Wipro, commenting on the results said – “We have chartered a new course for Wipro by demerging our diversified Non IT businesses. I am confident that the demerger will enhance value for all our stakeholders and provide fresh momentum for growth for each of our businesses.”

Suresh Senapaty, Executive Director & Chief Financial Officer of Wipro, said – “Our focus on driving significant operational improvements has helped us predominantly mitigate the incremental impact of wage increases and currency volatility.”

T K Kurien, Executive Director & Chief Executive Officer, IT Business, said – “We have delivered revenues in line with our guidance and are continuing to see consistent improvement in our engagement with customers and employees. Consistent with our strategy to drive business transformation at the intersection of Cloud, Mobility, Analytics, and Social, we are continuing to invest in our Go-To-Market organization in order to engage effectively with both business and technology stakeholders.”

Outlook for the Quarter ending December 31, 2012

We expect Revenues from our IT Services business to be in the range of $1,560 million to $1,590 million*.

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on September 28, 2012, for cable transfers in Indian rupees, as certified by the Federal Reserve Board of New York, which was US $1= 52.92. However, the realized exchange rate in our IT Services business segment for the quarter ended September 30, 2012 was US$1= 54.35

* Guidance is based on the following exchange rates: GBP/USD at 1.59, Euro/USD at 1.26, AUD/USD at 1.05, USD/INR at 54.98.

IT Services (79% of Total Revenue and 93% of Operating Income for the quarter ended September 30, 2012)

The IT Services segment had 140,569 employees as of September 30, 2012, an increase of 2,017 people in the quarter. We added 53 new customers for the quarter.

Wipro has won a multi-year, multi-million IT infrastructure transformation deal from one of the largest nonprofit healthcare providers in the United States. The program will help transform the client’s business from the current ‘fee-for-service’ to a comprehensive care model.

One of the largest retail departmental store chains based in North America has awarded Wipro a multi-year transformational deal to manage all aspects of end to end quality assurance. With this engagement, Wipro will be providing Quality Assurance services, in a managed services model.

Wipro has won a large multi-year engagement for infrastructure managed services with a leading provider of renewable energy, headquartered in Germany. This will involve the replacement of their existing internal messaging platform with a hosted messaging solution to support the communication needs of a growing workforce and business.

Wipro has entered into a long term strategic partnership with Qatar Airways, one of the fastest growing airlines in the world, for developing and implementing IP for cargo management and revenue accounting.

Awards and accolades

Wipro was recognized as one of its best suppliers by Telefónica Deutschland, among more than 2,000 suppliers, in 2012.

Wipro was ranked as the top 'Global R&D Service Provider', for the third successive year by Zinnov Management Consulting Pvt. Ltd.

Wipro received the Oracle APAC CRM Partner of the Year 2012 award.

IT Products (8% of Total Revenue and 1% of Operating Income for the quarter ended September 30, 2012)

•	Our IT Products segment recorded Revenue of 8.99 billion ($170 million1) for the quarter, a YoY decline of 10%.

•	EBIT was 272 million ($5 million1) for the quarter.

•	Operating Income to Revenue for this segment was 3% for the quarter.

Consumer Care and Lighting (9% of Total Revenue and 6% of Operating Income for the quarter ended September 30, 2012)

•	Our Consumer Care and Lighting business segment recorded Revenue of 10.08 billion ($190 million1) for the quarter, an increase of 26% YoY.

•	EBIT was 1.13 billion ($21 million1) for the quarter, an increase of 29% YoY.

•	Operating Income to Revenue for this segment was 11.3% for the quarter.

Wipro Limited

•	Total Revenue for the quarter ended September 30, 2012 was 106.57 billion ($2.01 billion1).

•	Net Income for the quarter ended September 30, 2012 was 16.11 billion ($304 million1).

•	Non-GAAP Adjusted Net Income (excluding impact of accelerated amortization of stock based compensation) for the quarter ended September 30, 2012 was 15.98 billion ($302 million1).

Please see the table on page 6 for a reconciliation between (i) IFRS Net Income and non-GAAP Adjusted Net Income (excluding the impact of stock-based compensation) and (ii) IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP financial measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 6 provides Adjusted Net Income for the period, which is a non-GAAP measure that excludes the impact of accelerated amortization in respect of stock options that vest in a graded manner, and IT Services Revenue on a constant currency basis, which is a non-GAAP measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We consider a stock option award with a graded vesting schedule to be in substance a single award not multiple stock option awards and accordingly believe the straight line amortization reflects the economic substance of the award. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. We believe that the presentation of this Non-GAAP Adjusted Net Income, when shown in conjunction with the corresponding IFRS measure, provides useful information to investors and management regarding financial and business trends relating to its Net Income for the period.

These Non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS, and may be different from non-GAAP measures used by other companies. In addition to these non-GAAP measures, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

For internal budgeting process, our management also uses financial statements that exclude the impact of accelerated amortization relating to stock options that vest in a graded manner. Management of the Company also uses Non-GAAP Adjusted Net Income, in addition to the corresponding IFRS measure, in reviewing our financial results.

Results for the quarter ended September 30, 2012, computed under IFRS, along with individual business segment reports, are available in the Investors section of our website at www.wipro.com.

Quarterly Conference Calls

We will hold a conference call today at 02:00 p.m. Indian Standard Time (04:30 a.m. US Eastern Time) and at 6:15 p.m. Indian Standard Time (8:45 a.m. US Eastern Time) to discuss our performance for the quarter. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.

About Wipro Limited (NYSE: WIT)

Wipro provides comprehensive IT solutions and services, including systems integration, Information Systems outsourcing, IT enabled services, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services Company globally. Wipro also has a strong presence in niche market segments of Infrastructure Engineering and Consumer Products & Lighting. For more information, please visit our websites at www.wipro.com.

Contact for Investor Relations		Contact for Media & Press

Manoj Jaiswal	Sridhar Ramasubbu	Vipin Nair

Phone: +91-80-25056186	Phone: +1 408-242-6285	Phone: 91-80-3991-6154

Manoj.Jaiswal@wipro.com	sridhar.ramasubbu@wipro.com	vipin.nair1@wipro.com

Forward-looking and Cautionary Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

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(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

AUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Rupees in millions, except share and per share data, unless otherwise stated)

	As of March 31,	As of September 30,
	2012	2012	2012
			Convenience translation into US$ in millions (Unaudited)
ASSETS
Goodwill	67,937	71,798	1,357
Intangible assets	4,229	4,693	89
Property, plant and equipment	58,988	59,389	1,122
Investment in equity accounted investee	3,232	3,161	60
Derivative assets	3,462	184	3
Non-current tax assets	10,287	10,618	201
Deferred tax assets	2,597	2,853	54
Other non-current assets	11,781	10,272	194

Total non-current assets	162,513	162,968	3,080

Inventories	10,662	12,096	229
Trade receivables	80,328	83,588	1,580
Other current assets	25,743	32,282	610
Unbilled revenues	30,025	31,197	590
Available for sale investments	41,961	66,822	1,263
Current tax assets	5,635	7,374	139
Derivative assets	1,468	7,406	140
Cash and cash equivalents	77,666	66,574	1,258

Total current assets	273,488	307,339	5,808

TOTAL ASSETS	436,001	470,307	8,887

EQUITY
Share capital	4,917	4,923	93
Share premium	30,457	31,444	594
Retained earnings	241,912	262,444	4,959
Share based payment reserve	1,976	1,143	22
Other components of equity	6,594	10,828	205
Shares held by controlled trust	(542)	(542)	(10)

Equity attributable to the equity holders of the company	285,314	310,240	5,862
Non-controlling Interest	849	1,032	20

Total equity	286,163	311,272	5,882

LIABILITIES
Long—term loans and borrowings	22,510	564	11
Deferred tax liabilities	353	382	7
Derivative liabilities	307	46	1
Non-current tax liability	5,403	4,828	91
Other non-current liabilities	3,519	4,057	77
Provisions	61	28	1

Total non-current liabilities	32,153	9,905	187

Loans and borrowings and bank overdrafts	36,448	60,031	1,134
Trade payables and accrued expenses	47,258	49,107	928
Unearned revenues	9,569	10,651	201
Current tax liabilities	7,232	11,359	215
Derivative liabilities	6,354	5,793	109
Other current liabilities	9,703	11,035	209
Provisions	1,121	1,154	22

Total current liabilities	117,685	149,130	2,817

TOTAL LIABILITIES	149,838	159,035	3,005

TOTAL EQUITY AND LIABILITIES	436,001	470,307	8,887

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

( in millions, except share and per share data, unless otherwise stated)

	Three months ended September 30,			Six months ended September 30,
	2011	2012	2012	2011	2012	2012
			Convenience translation into US $ in millions (Unaudited)			Convenience translation into US $ in millions (Unaudited)
Gross revenues	90,070	106,397	2,011	175,000	211,229	3,991
Cost of revenues	(64,979)	(73,162)	(1,383)	(125,000)	(146,032)	(2,759)
Gross profit	25,091	33,235	628	50,000	65,197	1,232
Selling and marketing expenses	(6,510)	(8,996)	(170)	(12,794)	(17,904)	(338)
General and administrative expenses	(4,578)	(5,821)	(110)	(8,961)	(11,851)	(224)
Foreign exchange gains/(losses), net	875	169	3	1,586	1,867	35
Results from operating activities	14,878	18,587	351	29,832	37,309	705
Finance expenses	(1,250)	(537)	(10)	(2,010)	(1,904)	(36)
Finance and other income	2,113	3,234	61	4,305	5,925	112
Share of profits/(losses) of equity accounted investee	99	(35)	(1)	208	(138)	(3)
Profit before tax	15,840	21,249	402	32,335	41,192	778
Income tax expense	(2,841)	(5,079)	(96)	(5,937)	(9,124)	(172)

Profit for the period	12,998	16,170	306	26,398	32,068	606

Attributable to:
Equity holders of the company	13,009	16,106	304	26,358	31,907	603
Non-controlling interest	(10)	64	1	39	161	3

Profit for the period	12,999	16,170	305	26,398	32,068	606

Earnings per equity share:
Basic	5.33	6.57	0.12	10.80	13.01	0.25
Diluted	5.31	6.55	0.12	10.74	12.99	0.25
Weighted average number of equity shares used in computing earnings per equity share
Basic	2,441,538,183	2,452,417,514	2,452,417,514	2,440,770,037	2,451,627,925	2,451,627,925
Diluted	2,452,203,157	2,457,087,246	2,457,087,246	2,454,030,952	2,456,587,623	2,456,587,623
Additional Information
Segment Revenue
IT Services	68,294	83,732	1,582	132,341	166,875	3,153
IT Products	10,008	8,990	170	20,066	18,523	350
IT Services & Products	78,302	92,722	1,752	152,406	185,398	3,503
Consumer Care and Lighting	8,002	10,075	190	15,547	19,873	376
Others	4,641	3,769	71	8,632	7,824	148
Total	90,945	106,566	2,014	176,586	213,095	4,027
Operating Income
IT Services	13,640	17,305	327	27,708	34,748	657
IT Products	451	272	5	874	483	9
IT Services & Products	14,091	17,577	332	28,582	35,231	666
Consumer Care and Lighting	882	1,134	21	1,777	2,273	43
Others	(95)	(123)	(2)	(528)	(195)	(4)
Total	14,878	18,588	351	29,831	37,309	705
Reconciliation of adjusted Non-GAAP profit to profit as per IFRS
Profit for the period attributable to Equity holders of the Company	13,009	16,106	304	26,358	31,907	603
Adjustments :
Accelerated amortization of stock options that vest in a graded manner	49	(123)	(2)	(124)	(182)	(3)

Non-GAAP adjusted profit	13,058	15,983	302	26,234	31,725	600

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)
IT Services Revenue as per IFRS	1,541
Effect of Foreign currency exchange movement	(6)
Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	1,535
IT Services Revenue as per IFRS	1,541
Effect of Foreign currency exchange movement	43
Non-GAAP Constant Currency IT Services Revenue based on previous year exchange rates	1,584